Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

1933 Act Rule 485(a)

1933 Act File No. 033-11905

1940 Act File No. 811-05010

October 26, 2023

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:	Mutual Fund and Variable Insurance Trust (the “Trust”)

File Nos. 033-11905 and 811-05010

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via EDGAR is Post-Effective Amendment Nos. 217/218 to the Registration Statement on Form N-1A of the Trust (the “Amendment”). This Amendment is being filed to: (i) reflect changes to the Rational Inflation Growth Fund’s name to Rational Real Assets Fund (the “Fund”), management fees, investment policies, principal investment strategies and principal risks; and (ii) update certain non-material information. The Amendment relates only to the Fund and does not affect the prospectuses and statements of additional information of the Trust’s other series.

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission staff on the Amendment; and (ii) updating certain information contained in the prospectus and statement of additional information relating to the Fund.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Sincerely,

/s/ Michael P. O’Hare

Michael P. O’Hare